UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-39327

SEADRILL LIMITED

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, July 1, 2024—Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program June 26, 2024 to repurchase up to $200 million of the Company’s common shares in open market transactions on the OSE and NYSE through September 25, 2024 until no later than September 30, 2025 pursuant to an agreement with DNB Markets (“DNB”).

For the period from and including June 26, 2024, through June 28, 2024, the Company purchased a total of 186,216 shares at an average price of $51.13 per share. The transactions effected through the agreement with DNB comprise all the transactions effected by or on behalf of the Company during the period.

Transaction overview

Date	Trading Venue	Volume	Weighted Average Share Price (USD)	Total Daily Transaction Value (USD)
26 JUN 2024	OSE	—	—	—
26 JUN 2024	NYSE	31,016	49.65	1,540,006
27 JUN 2024	OSE	1,100	50.62	55,682
27 JUN 2024	NYSE	20,000	50.75	1,015,036
28 JUN 2024	OSE	1,100	51.88	57,068
28 JUN 2024	NYSE	133,000	51.53	6,853,317
Period total	OSE	2,200	51.25	112,750
	NYSE	184,016	51.13	9,408,360
	Total	186,216	51.13	9,521,109
Previously disclosed totals (accumulated)	OSE	—	—	—
	NYSE	—	—	—
	Total	—	—	—
Program total	OSE	2,200	51.25	112,750
	NYSE	184,016	51.13	9,408,360
	Total	186,216	51.13	9,521,109

The issuer’s holding of repurchased shares: 186,216

Following the completion of the above transactions, the Company has repurchased a total of 186,216 of its own shares, corresponding to 0.27% of the Company’s total issued share count.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with DNB that have been carried out during the above-mentioned period is attached to this report and available at www.newsweb.no.

About Seadrill Limited

Seadrill is setting the standard in deepwater oil and gas drilling. With its modern fleet, experienced crews, and advanced technologies, Seadrill safely, efficiently, and responsibly unlocks oil and gas resources for national, integrated, and independent oil companies. For further information, visit www.seadrill.com.

Contact

Lydia Brantley Mabry

Director of Investor Relations

ir@seadrill.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: July 1, 2024	By:	/s/ Grant Creed
Name: Grant Creed
Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.